

August 3, 2011

Via E-Mail
Qingtao Xing
President and Chief Executive Officer
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza, No. 2 North Longkun Road
Haikou, Hainan Province, China 570125

> **Re:** **Shiner International, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 23, 2011**
> **File No. 333-172455**

Dear Mr. Xing:

We have reviewed your supplemental response letter dated July 27, 2011 and have the following comment.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2010</u>

Consolidated Financial Statements, page 53

Note 13 – Segment Information, page F-19

1. We note your response to prior comment one, from our letter dated July 7, 2011. Based on the information you have presented in your response letter, it appears that your tobacco film, coated film and color printed products operating segments do not have similar economic characteristics. For example, we note differences in the historical gross margins of tobacco film, coated film and color printed products. Therefore, it appears to us that by aggregating the three operating segments into your Flexible Packaging reporting segment, you may not meet the basic principles and objectives of FASB ASC 280, since a more disaggregated approach would provide users with more specific information to assess your performance. Please reconsider your approach or tell us why you believe your aggregation policy complies with FASB ASC 280-10-50-11.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-Mail</u>
        Jacquelyn A. Hart, Esq.
        Stevens & Lee, P.C.
        111 N. Sixth Street
        Reading, PA 19603